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Attn: Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 12, 2013

Response Dated July 17, 2013

File No. 333-189109

Dear Ms. Parker:

Set forth below are the responses of Athlon Energy Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2013 with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on July 12, 2013, File No. 333-189109 (the “Registration Statement”).  On July 10, 2013, the Company submitted to the Staff certain pages of an anticipated amendment (the “Amendment”) to the Registration Statement containing the currently expected offering terms of the Company’s initial public offering (the “Offering”).

In response to the Staff’s comments, the Company hereby submits this letter and Exhibit A hereto which contains certain revised pages of the Amendment for the Staff’s review.  The Company expects to include these revised pages in an amendment to the Registration Statement, which the Company plans to file through EDGAR prior to launching the Offering.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Amendment No. 2 to Registration Statement on Form S-1

Summary Consolidated Financial, Reserve and Operating Data, page 12

Non-GAAP Financial Measures, page 14

1.              We have read your responses to prior comments two and three and understand your computation of Adjusted EBITDA is intended to reflect cash flow associated with derivatives settled during the period, although limited to the cumulative gain or loss recognized under GAAP since the instruments were acquired, i.e., not including any amounts representing a recovery of cost. If this is correct, you should revise your reconciliation to replace the line item “Non-cash mark-to-market derivative loss (gain)” with two separate line items, one for the total derivative loss (gain) reported in your Statements of Operations, and another for the net cash receipts (payments) for derivatives settled during the period. Please contact us by telephone if you require further clarification or guidance.

Response: The Company proposes to revise pages 15 and 16 of the Amendment in response to the Staff’s comment as noted in Exhibit A.  In addition, in reviewing the Company’s reconciliation of Adjusted EBITDA for 2011 in response to the Staff’s comment, the Company discovered that it had inadvertently miscalculated the adjustment for the recovered premium for 2011 in the Registration Statement and has revised the calculation.  The Company proposes to revise pages 13 and 16 as noted in Exhibit A accordingly.  The Company believes that it has now properly adjusted the Adjusted EBITDA calculations to exclude any impact of recovered premiums.

2.              We note that you have references to realized gains (losses) and unrealized gains (losses) in various sections of your filing. Since you are not applying hedge accounting, you should replace these disclosures with a discussion of the total periodic gain or loss recognized under GAAP, supplemented if pertinent with disclosure of the cash effects of settlements. Alternatively, if you are able to articulate the meaningfulness of the realized and unrealized distinctions, you should revise to ensure that amounts associated with such references are calculated in a manner that is consistent with FASB ASC 815-10-35, i.e. reflect only the periodic change in value recognized under GAAP.

Response: The Company acknowledges the Staff’s comment and proposes to revise pages 16 and 59 of the Amendment in response to the Staff’s comment as noted in Exhibit A to remove references to realized and unrealized in its description of derivative gains and losses recognized in accordance with GAAP.

3.              We understand that the adjustment you will present in your reconciliation for current period settlements of derivative contracts will reflect only the cumulative gain or loss reported since you acquired the derivatives, and that no portion of these amounts will represent a recovery of cost (e.g. recovery of premiums that were paid). Please include a footnote to your non-GAAP reconciliations to clarify these points, also to explain your rationale for including these cumulative adjustments for settled contracts. Please ensure that your disclosure clarifies that your adjustments for current period settlements of derivative contracts are limited to cumulative gains and losses that have been reported in prior periods in accordance with GAAP, reflect settlement activity for all commodity derivatives that were settled during the respective periods, whether received or paid, and will not include any portion representing recovery of cost. Please advise if you believe we have misunderstood your computation or if your intentions are not consistent with this explanation.

Response: The Company acknowledges the Staff’s comment and proposes to revise page 16 of the Amendment in response to the Staff’s comment as noted in Exhibit A.  In addition, the Company proposes to revise pages 17, 61, 65, 76 and 93 as noted in Exhibit A to exclude amounts representing a recovery of premiums from its calculation of average realized prices after impact of cash settled derivatives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Results of Operations, page 61

4.              We understand that the line item in the table on page 68 identified as “cash settlements” reflects gains (losses) recorded in the period for derivatives that have settled, Please revise both line items to distinguish between gains (losses) on derivatives that continue to be held and those that have settled; or combine these in a single measure of gain or loss as reported in your financial statements.

Response: The Company acknowledges the Staff’s comment and proposes to revise pages 63 and 68 of the Amendment in response to the Staff’s comment as noted in Exhibit A to combine the cash and non-cash components of its derivative gains and losses into a single measure of gain or loss as reported in the Company’s consolidated financial statements.

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sean T. Wheeler

Sean T. Wheeler
of Latham & Watkins LLP

cc:                                Caroline Kim, Securities and Exchange Commission

Robert C. Reeves, Athlon Energy Inc.

William Butler, Athlon Energy Inc.

Divakar Gupta, Latham & Watkins LLP

Gerald M. Spedale, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.